UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 26, 2022

AURORA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40143	98-1628701
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 North Audley Street
London W1K 6LX
United Kingdom
(Address of principal executive offices)		(Zip Code)

+44 (0)20 3931 9785

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary share and one-quarter of one redeemable warrant	AURCU	The Nasdaq Stock Market LLC
Class A ordinary share, par value $0.0001 per share	AURC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	AURCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Explanatory Note

As previously reported in the Current Report on Form 8-K filed by Aurora Acquisition Corp., a Cayman Island exempted company (“Aurora”), with the Securities and Exchange Commission (the “SEC”) on May 14, 2021, Aurora, on May 10, 2021, entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Aurora, Aurora Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Aurora (“Merger Sub”), and Better HoldCo, Inc., a Delaware corporation (“Better”), relating to, among other things, (i) each of the mergers of (x) Merger Sub, with and into Better, with Better surviving the merger as a wholly owned subsidiary of Aurora (the “First Merger”), and (y) Better with and into Aurora, with Aurora surviving the merger (together with the First Merger, the “Mergers” or “Business Combination”), and (ii) as a condition to the effectiveness of the Mergers, the proposal of Aurora to change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and domesticating as a Delaware corporation pursuant to Section 388 of the General Corporation Law of the State of Delaware (the “Domestication”), subject to the approval thereof by the shareholders of Aurora.

As previously reported in the Current Report on Form 8-K filed by Aurora, with the SEC on October 29, 2021, Aurora, on October 27, 2021, entered into Amendment No. 1 (the “Amendment No. 1”) to the Merger Agreement, by and among Aurora, Merger Sub and Better. Pursuant to Amendment No. 1, the parties agreed to, among other things, (i) eliminate the reference to a letter of transmittal in the exchange procedures provisions of the Merger Agreement and (ii) amend the proposed form of Certificate of Incorporation of Better Home & Finance Holding Company to include the lock-up provision applicable to stockholders that beneficially owned greater than 1% of Better capital stock as of the execution date of the Merger Agreement that was previously contemplated to be included in a letter of transmittal.

On November 9, 2021, Aurora entered into Amendment No. 2 (the “Amendment No. 2”) to the Merger Agreement, by and among, Aurora, Merger Sub and Better. Amendment No. 2 includes a further amendment to the proposed form of Certificate of Incorporation of Better Home & Finance Holding Company to eliminate the lock-up provision that was applicable to stockholders that beneficially owned greater than 1% of Better capital stock as of the execution date of the Merger Agreement that have not already signed the Better Holder Support Agreement (as defined in the Merger Agreement).

On November 30, 2021, Aurora entered into Amendment No. 3 (the “Amendment No. 3”) to the Merger Agreement, by and among, Aurora, Merger Sub and Better. Pursuant to Amendment No. 3, among other things, the parties (i) adjusted the mix of consideration to be received by stockholders of Better, (ii) extended the outside date pursuant to which the parties may elect to terminate the Merger Agreement in accordance with its terms from February 12, 2022 to September 30, 2022 (subject to extensions relating to specified regulatory approvals), and (iii) provided for certain additional amendments consistent with the foregoing changes and changes contemplated by certain other documents previously described and filed by Aurora in its Current Report on Form 8-K on December 2, 2021, including a bridge note purchase agreement, amendments to certain existing subscription agreements, and termination of the redemption subscription agreement, all as described therein.

Amendment No. 4 to the Merger Agreement

On August 26, 2022, Aurora, Merger Sub and Better entered into Amendment No. 4 (the “Amendment No. 4”) to the Merger Agreement, pursuant to which the parties agreed to extend the Agreement End Date (as defined in the Merger Agreement) to March 8, 2023.

In consideration of extending the Agreement End Date, Better will reimburse Aurora for certain reasonable and documented expenses in an aggregate sum not to exceed $15,000,000. The reimbursement payments will be structured in three tranches, in each case subject to receipt by Better of reasonable documentation related to the expenses: (i) the first payment of up to $7,500,000 will be made within 5 business days after the date of Amendment No. 4; (ii) the second payment of up to $3,750,000 will be made on January 2, 2023; and (iii) the third payment of up to $3,750,000 will become due upon termination of the Merger Agreement by mutual consent of the parties thereto, and shall be payable on March 8, 2023 (or any earlier termination date, as applicable).

The parties have also agreed to amend the Merger Agreement to provide a waiver from the exclusivity provisions thereof to allow Better to discuss alternative financing structures with SB Northstar LP.

The foregoing description of Amendment No. 4 does not purport to be complete and is subject to, and qualified in its entirety by the terms and conditions of Amendment No. 4, a copy of which is filed as Exhibit 2.1, to this Current Report on Form 8-K (this “Current Report”), and incorporated herein by reference.

Letter Agreement

As previously reported in the Current Report on Form 8-K filed by Aurora with the SEC on December 2, 2021, Aurora previously entered into a convertible bridge note purchase agreement (the “Bridge Note Purchase Agreement”), dated as of November 30, 2021, with Better and the persons and entities named therein (the “Purchasers”). Under the Bridge Note Purchase Agreement, Better issued $750,000,000 of bridge notes that convert to shares of Class A common stock of Aurora in connection with the closing of the Business Combination, with SB Northstar LP and Novator Capital Sponsor Ltd. (“Novator”), as Purchasers, purchasing $650 million and $100 million, respectively, of such bridge notes.

On August 26, 2022, Aurora, Better and Novator entered into a letter agreement (the “Letter Agreement”) to extend the maturity date of the bridge notes held by Novator to March 8, 2023, subject to SB Northstar LP consenting to extending the maturity of its bridge notes accordingly. Furthermore, pursuant to the Letter Agreement, subject to Better receiving requisite shareholder approval therefor (which Better has agreed to use reasonable best efforts to obtain), the parties agreed that, if the Mergers have not been consummated by the maturity date of the bridge notes, Novator will have the option, without limiting its rights under the Bridge Note Purchase Agreement, to alternatively exchange its bridge notes as follows: (x) $75 million of its $100 million aggregate principal amount of bridge notes would be exchanged for newly issued shares of Better’s Class B common stock at a price per share reflecting a 75% discount to a $6.9 billion pre-money equity valuation of Better and (y) the remaining $25 million of Novator’s bridge notes would be exchanged for Better preferred stock at price per share reflecting a $6.9 billion pre-money equity valuation of Better.

Lastly, under the Letter Agreement, Novator and Aurora agreed to amend that certain Subscription Agreement, dated as of May 10, 2021, by and among Aurora and Novator (as amended, modified or supplemented from time to time in accordance with its terms, the “Sponsor Subscription Agreement”), to provide Novator with the option, but not the obligation, to fund the Total Sponsor Note Commitment in respect of the Convertible Notes (as such terms are defined in the Sponsor Subscription Agreement) on the Closing Date (as defined therein) pursuant to Section 1.3 of the Sponsor Subscription Agreement (the “Additional Commitment Option”).

In connection with the amendment effectuating the Additional Commitment Option, the parties agreed that if Novator does not fund all or a portion of the Total Sponsor Note Commitment pursuant to the Additional Commitment Option, SB Northstar LP’s Total Note Commitment in respect of the Convertible Notes (as such terms are defined in that certain Subscription Agreement, dated as of May 10, 2021 (as amended, modified or supplemented from time to time in accordance with its terms, the “SB Subscription Agreement”) (i) shall be reduced on a dollar-for-dollar basis by the amount of the Total Sponsor Note Commitment that is not funded by Novator and (ii) SB Northstar LP shall be under no obligation to fund any shortfall in the Sponsor Note Purchase Amount (as defined in the SB Subscription Agreement), such that if Novator elects not to fund in full the Total Sponsor Note Commitment, then SB Northstar LP’s Total Note Commitment Amount shall be reduced to $550,000,000.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by the terms and conditions of the Letter Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report, and is incorporated herein by reference.

Item 8.01	Other Events.

Aurora strongly believes in Better and supports its market strategy. Although Aurora and Better remain committed to completing the Business Combination, Aurora and Better are in discussions regarding alternative financing arrangements for Better pursuant to which the Merger Agreement and related transactions would be terminated and Better would remain a private company. If Better remains a private company because the Business Combination is not completed before the Agreement End Date (as extended by Amendment No. 4) or otherwise, and Aurora is not able to complete another business combination by March 8, 2023, as such date may be extended pursuant to the Cayman Constitutional Documents, Aurora would cease all operations except for the purpose of winding-up and, as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the Aurora public shares.

There is no assurance that the Business Combination will be completed or that the parties will be able to agree and effect any such alternative financing arrangements.

Important Information for Investors and Shareholders

This communication relates to a proposed transaction between Aurora Acquisition Corp. (“Aurora”) and Better Holdco, Inc. (“Better”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aurora has filed with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the proposed transaction. A definitive proxy statement/prospectus will be sent to all Aurora shareholders. Aurora also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aurora are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination of Aurora and Better (the “Business Combination”) or information included herein.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aurora through the website maintained by the SEC at www.sec.gov. The documents filed by Aurora with the SEC also may be obtained free of charge at Aurora’s website at https://aurora-acquisition.com/ or upon written request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Participants in the Solicitation

Aurora and its directors and executive officers may be deemed participants in the solicitation of proxies from Aurora’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Aurora is contained in Aurora’s registration statement on Form S-4, which was initially filed with the SEC on August 3, 2021, as subsequently amended, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Better and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Aurora in connection with the Business combination. A list of the names of such directors and executive officers and information regarding their interests in the Business combination is contained in the registration statement.

Forward-Looking Statements

This Current Report on Form 8-K only speaks at the date hereof and contains, and related discussions may contain, “forward- looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of Aurora, Better or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of Aurora and Better. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could” or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond Aurora’s and Better’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. For example, there can be no assurance that the SEC will declare Aurora’s registration statement effective, that Aurora shareholders will vote to approve the transaction or that the Business Combination will close, or that Better will be able to identify and hire individuals for the roles that it seeks to fill, nor can there be assurance that the steps Better expects to take to improve its workplace culture and organization will have their desired result. Any management or other changes could be disruptive to Better’s business.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, Better’s performance, capabilities, strategy, and outlook; Better’s rapid growth and subsequent contraction and its ability to manage its growth effectively and achieve and maintain profitability in the future; the demand for Better’s solutions and products and services, including the size of Better’s addressable market, market share, and market trends; Better’s ability to operate under and maintain Better’s business model; Better’s ability to develop and protect its brand; the effect of workforce reductions and associated negative media coverage on Better’s ability to maintain and establish third-party relationships (including with business partners, warehouse lenders and investors), recruit and retain employees, management and directors and otherwise achieve its business goals; Better’s ability to maintain morale among its workforce; Better’s ability to achieve its operational and financial targets; Better’s ability to set and achieve its business goals and objectives in the context of recent negative press and changes to its organizational structure in response; Better’s estimates regarding expenses, future revenue, capital requirements and Better’s need for additional financing; the degree of business and financial risk associated with certain of Better’s loans; the high volatility in, or any inaccuracies in the estimates of, the value of Better’s assets; any changes in macro-economic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies and the effects of the ongoing COVID-19 pandemic; the impact of elevated interest rates and inflation on Better’s business including on the volume of consumers refinancing existing loans and the corresponding shift in Better’s product mix, Better’s ability to produce loans, liquidity and employees; Better’s competitive position; Better’s ability to improve and expand its information technology and financial infrastructure, security and compliance requirements and operating and administrative systems; Better’s future investments in its technology and operations; Better’s intellectual property position, including its ability to maintain, protect and enhance Better’s intellectual property; Better’s ability in general, and its CEO’s ability in particular, to establish and maintain a larger, more experienced, executive team in transitioning to public markets; Better’s ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to us; the effects of Better’s existing and future indebtedness on its liquidity and Better’s ability to operate its business; Better’s plans to adopt the secured overnight financing rate (“SOFR”); the impact of laws and regulations and Better’s ability to comply with such laws and regulations including laws and regulations relating to fair lending, real estate brokerage matters, title and settlement services, consumer protection, advertising, tax, title insurance, loan production and servicing activities, data privacy, and anti-corruption, as well as the impact of any investigations related to these or other matters; any changes in certain U.S. government-sponsored entities and government agencies, including Fannie Mae, Freddie Mac, Ginnie Mae and the FHA; Aurora’s expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Better’s anticipated use of existing resources and the proceeds from the Business Combination.

There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this report will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, Aurora and Better each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

The exhibits listed in the following Exhibit Index are filed as part of this Current Report.

Exhibit No.	Description

2.1	Amendment No. 4 to the Agreement and Plan of Merger, dated August 26, 2022, by and among Aurora Acquisition Corp., Aurora Merger Sub I, Inc. and Better HoldCo., Inc.

10.1	Letter Agreement, dated August 26, 2022 by and among Aurora Acquisition Corp., Better HoldCo, Inc., and Novator Capital Sponsor Ltd.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurora Acquisition Corp.

By:	/s/ Arnaud Massenet
Name:	Arnaud Massenet
Title:	Chief Executive Officer

August 26, 2022

Exhibit 2.1

AMENDMENT NO. 4

TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 4 TO MERGER AGREEMENT (this “Amendment”) is entered into as of August 26, 2022, by and among Better HoldCo, Inc., a Delaware corporation (the “Company”), Aurora Acquisition Corp., a Cayman Islands exempted company limited by shares (“Acquiror”), and Aurora Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of Acquiror (“Merger Sub”, and together with the Company and Acquiror, the “Parties”), amends that certain Agreement and Plan of Merger, dated as of May 10, 2021 (as amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among the Parties. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, on October 27, 2021, November 9, 2021, and November 30, 2021 the Parties entered into Amendments No. 1, No. 2, and No. 3 respectively, to the Merger Agreement;

WHEREAS, the Parties wish to further amend the Merger Agreement to extend the Agreement End Date; and

WHEREAS, in accordance with Section 11.11 of the Merger Agreement, the Parties may amend the Merger Agreement by written agreement in the form of this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

1.    End Date Extension. The Parties acknowledge and agree that Section 10.1(e)(ii) (Termination—Agreement End Date) of the Merger Agreement is hereby modified and amended by deleting the text “September 30, 2022” and replacing it with the text “March 8, 2023” (the “Extension Amendment”).

2.    Interim Expense Reimbursement. Notwithstanding Section 11.6 (Expenses) of the Merger Agreement, in consideration of the Extension Amendment, the Company hereby agrees to reimburse the Acquiror for reasonable and documented Acquiror Transaction Expenses within clauses (w) and (x) of the definition thereof incurred by the Acquiror as of the date hereof, in an aggregate sum not to exceed $15,000,000 (the “Acquiror Interim Expenses”). Such Acquiror Interim Expenses shall be paid by the Company, in each case subject to receipt by the Company of reasonable documentation of such Acquiror Interim Expenses, as follows:

(a)     no later than five (5) Business Days after the date of this Amendment, the Company shall pay the Acquiror up to $7,500,000 in cash in immediately available funds;

(b)     on January 2, 2023, the Company shall make an additional payment of up to $3,750,000 to the Acquiror in cash in immediately available funds; and

(c)    if the Merger Agreement is terminated by mutual agreement of the Parties, then on March 8, 2023 (or such earlier termination date), the Company shall make an additional payment of up to $3,750,000 to the Acquiror in cash in immediately available funds.

All reimbursement payments of Acquiror Interim Expenses due under this Section 2 shall be paid in full in accordance with the terms hereof, without deduction of taxes or other fees which may be imposed by any Governmental Authority or other Person and shall be in U.S. dollars in immediately available funds in accordance with the wire instructions submitted by Acquiror to the Company by no later than five (5) Business Days before any payment date. For the avoidance of doubt, the provisions of Section 11.6 (Expenses) of the Merger Agreement shall continue to apply to any Acquiror Transaction Expenses that do not constitute Acquiror Interim Expenses and in the event the Closing occurs.

3.    Exclusivity. The Parties acknowledge and agree that Section 6.6 (Acquisition Proposals) of the Merger Agreement is hereby modified and amended by deleting and replacing the last sentence of Section 6.6 with the text “Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries and their respective representatives shall not be restricted pursuant to the foregoing sentence with respect to (i) any actions explicitly contemplated by this Agreement or the Ancillary Agreements (including the PIPE Investment) or (ii) any communications with, and only with, Softbank and no other Person, to discuss an alternative financing structure with SoftBank.”

4.    No Other Amendments to Merger Agreement. The Parties acknowledge and agree that, on and after the date hereof, each reference in the Merger Agreement to “this Agreement”, “herein”, “hereof”, “hereunder” or words of similar import shall mean and be a reference to the Merger Agreement as amended hereby. Except as otherwise expressly provided herein, all of the terms and conditions of the Merger Agreement remain unchanged and continue in full force and effect.

5.    Miscellaneous. The provisions of Sections 11.2 – 11.17 (inclusive) of the Merger Agreement are incorporated into, and shall apply to, this Amendment, mutatis mutandis.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each of the parties hereto as of the date first above written.

BETTER HOLDCO, INC.

By:	/s/ Vishal Garg
Name: Vishal Garg
Title: Chief Executive Officer

AURORA ACQUISITION CORP.

By:	/s/ Prabhu Narasimhan
Name: Prabhu Narasimhan
Title: Chief Investment Officer

AURORA MERGER SUB I, INC.

By:	/s/ Caroline Harding
Name: Caroline Harding
Title: Director

[Signature Page to Amendment No. 4 to the Merger Agreement]

Exhibit 10.1

NOVATOR CAPITAL SPONSOR LTD.

C/O NOVATOR PARTNERS LLP

25 PARK LANE,

MAYFAIR, LONDON W1K 1RA

UNITED KINGDOM

August 26, 2022

Better HoldCo, Inc.

175 Greenwich St, 59th Floor

New York, NY 10007

Attention: Vishal Garg

Email: vgarg@better.com

Aurora Acquisition Corp.

20 North Audley Street

London W1K 6LX

United Kingdom

Attention: Khurram Kayani

Email: Khurram@novatorcapital.com

Ladies and Gentlemen:

We refer to that certain Bridge Note Purchase Agreement, dated as of November 29, 2021 (the “Note Purchase Agreement”), by and among Better HoldCo, Inc. (the “Company”), Aurora (as defined below), SB Northstar LP, a Cayman Islands exempted limited partnership (“SB”), and Novator Capital Sponsor Ltd., a Cyprus limited liability company (“Novator”), pursuant to which the Company issued to SB and Novator certain promissory notes (the “Notes”). All capitalized terms not defined in this letter agreement (this “Letter Agreement”) will have the meanings set forth in the Note Purchase Agreement.

Pursuant hereto, the Company, Novator and Aurora Acquisition Corp., a Cayman Islands exempted company limited by shares (“Aurora”), as applicable, hereby agree as follows:

1.     Maturity Date Extension. The Company and Novator hereby agree to extend the Maturity Date of the Notes held by Novator from December 2, 2022 to March 8, 2023, subject to receipt by the Company and Novator of SB’s affirmative written consent to extend the Maturity Date to March 8, 2023 (and the actual extension thereof) in respect of the Notes held by SB (the “Notes Maturity Extension”).

2.    Conversion Rate.

(a)   Subject to receipt by the Company of the affirmative vote of a majority of the holders of Registrable Securities (as such term is defined in the Eighth Amended and Restated Investors Rights Agreement, dated as of November 2, 2020, by and among the Company and the investors party thereto) (the “Requisite Consent”), the Company hereby agrees that, on the Maturity Date (as may be extended pursuant to the Notes Maturity Extension), if the Mergers have been not consummated, then Novator shall be entitled (at its option and without limiting its rights under the Note Purchase Agreement and the Notes) to (x) exchange $75 million of its $100 million aggregate principal amount of Notes for a number of newly issued shares of the Company’s Class B common stock at a price per share that represents a 75% discount to the Pre-Money Valuation (as defined below), and (y) the remaining $25 million of Novator’s Notes shall be exchanged for a number of shares of Company preferred stock at a per share price based on the Pre-Money

Valuation (subclauses (x) and (y), the “Exchange”). In connection with the Exchange, the Company represents and covenants that such shares of common stock and preferred stock of the Company, as applicable, when issued in the Exchange, will be duly authorized, fully paid, and non-assessable. Upon the Exchange, all outstanding amounts under such Note will automatically be deemed satisfied and discharged in full, and such Note will be no longer outstanding and will be cancelled, extinguished and retired and the holder thereof will cease to have any rights with respect thereto, except for the express rights to receive shares of the Company’s common stock and preferred stock, as applicable, in the Exchange. For purposes of this Section 2(a), the term “Pre-Money Valuation” means the $6.9 billion pre-money equity valuation of the Company based on the aggregate amount of fully diluted shares of Company common stock on an as-converted basis (excluding, for the avoidance of doubt, the Exchange or any conversion of the Notes) as of the date of the Exchange.

(b)  The Company agrees to use reasonable best efforts to obtain the Requisite Consent as promptly as possible following the date of this Letter Agreement, and in any event, prior to the Maturity Date (as may be extended pursuant to the Notes Maturity Extension).

3.    Additional Note Commitment Amendment.

(a)  Novator and Aurora hereby agree to amend that certain Subscription Agreement, dated as of May 10, 2021, by and among Aurora and Novator (as so amended by Amendment No. 1, dated as of November 30, 2021, and as further amended, modified, supplemented or waived from time to time in accordance with its terms, (the “Sponsor Subscription Agreement”), such that Novator shall have the right, but not the obligation, to fund the Total Sponsor Note Commitment in respect of the Convertible Notes (as such terms are defined in the Sponsor Subscription Agreement) on the Closing Date (as defined therein) pursuant to Section 1.3 of the Sponsor Subscription Agreement (the “Additional Commitment Option”). The Company hereby consents to the Additional Commitment Option, and such consent is represented by the Company’s execution of this letter. Novator and Aurora mutually agree that no other amendments or modifications are hereby made to the Sponsor Subscription Agreement, which otherwise remains in full force and effect.

(b)  Aurora also hereby agrees that, in the event that Novator does not fund all or a portion of the Total Sponsor Note Commitment pursuant to the Additional Commitment Option, SB’s Total Note Commitment in respect of the Convertible Notes (as such terms are defined in that certain Subscription Agreement, dated as of May 10, 2021 (as so amended by Amendment No. 1, dated as of November 30, 2021, and as further amended, modified, supplemented or waived from time to time in accordance with its terms, the “SB Subscription Agreement”)) (i) shall be reduced on a dollar-for-dollar basis by the amount of the Total Sponsor Note Commitment that is not funded by Novator and (ii) SB shall be under no obligation to fund any shortfall in the Sponsor Note Purchase Amount (as defined in the SB Subscription Agreement) arising from Section 3(a) above, such that if Novator elects not to fund in full the Total Sponsor Note Commitment, then SB’s Total Note Commitment Amount shall be reduced to $550,000,000. Following the date of this Letter Agreement, Aurora shall take all reasonably necessary steps to amend the SB Subscription Agreement to reflect the foregoing.

4.    Miscellaneous. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws that would require or permit the application of Laws of another jurisdiction. Sections 10.1, 10.2, 10.5, 10.6, 10.8, 10.9, 10.10, 10.11, 10.14-10.19 of the Note Purchase Agreement are hereby incorporated by reference mutatis mutandis herein.

[Signature page to follow]

Sincerely,

NOVATOR CAPITAL SPONSOR LTD.

By:	/s/ Pericles Spyrou

Name:	Pericles Spyrou
Title:	Director

The above provisions of this Letter Agreement are hereby accepted and agreed as of the date hereof.

BETTER HOLDCO, INC.

By:	/s/ Vishal Garg

Name:	Vishal Garg
Title:	Chief Executive Officer

AURORA ACQUISITION CORP.

By:	/s/ Arnaud Massenet

Name:	Arnaud Massenet
Title:	Chief Executive Officer

[Signature page to Letter Agreement]